

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 14, 2022

Jamie Samath
Chief Financial Officer
INTUITIVE SURGICAL INC
1020 Kifer Road
Sunnyvale, CA 94086

      **Re:  INTUITIVE SURGICAL INC**
          **10-K for the Fiscal Year Ended December 31, 2021**
          **Filed February 3, 2022**
          **File No. 000-30713**

Dear Mr. Samath:

      We have completed our review of your filing.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Life Sciences